May 9, 2013

VIA EDGAR CORRESPONDENCE

Jeff Long

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Dodge & Cox Funds

(File Nos. 2-11522; 811-173)

Dear Mr. Long:

In connection with this response being made on behalf of Dodge & Cox Funds (the “Funds,” with each series being referred to as a “Fund”) to oral comments received by conference call on April 22, 2013 (the “Comments”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the 2012 Annual Reports of the Funds, the Funds hereby acknowledge that:

(i) Each Fund is responsible for the adequacy and accuracy of the disclosure in the filings that are the subject of the Comments;

(ii) Staff Comments or changes to disclosures in response to Staff Comments do not foreclose the Commission from taking action with respect to such filings; and

(iii) A Fund may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Your comments and our responses thereto are set forth below.

1. COMMENT: Footnote (e) on page 6 of the Dodge & Cox Income Fund Annual Report notes that the Fund’s credit quality disclosure is consistent with the methodology used by Barclays indexes (the middle of Moody’s, Standard & Poor’s and Fitch ratings). However, the footnote also notes that to comply with the requirements stated in its Prospectus, the Fund applies the highest of Moody’s, Standard & Poor’s and Fitch ratings. Please explain why the Fund uses a different credit quality method in the Annual Report than in the Prospectus.

RESPONSE: In the Annual Report, Fund data (including credit quality) is compared to the index, a common practice that gives readers a benchmark by which to measure the Fund. The purpose of the benchmark is to allow comparison. To facilitate this comparison, it is appropriate (some would say necessary) to utilize the same methodology utilized by the benchmark index in calculating credit quality so that readers are able to make an “apples-to-apples” comparison. For readers who may also be interested in seeing the Fund’s credit quality calculated in accordance with the Prospectus, we have included that information in footnote (e).

We believe that the Annual Report disclosure, which facilitates easy comparison to the benchmark and also describes how the Fund utilizes both methodologies, provides readers with the appropriate relevant information.

If your comment is intended to suggest that the Fund should change its Prospectus to mirror the benchmark index methodology, we note that this would require a shareholder vote to change the Fund’s principal investment strategy. We also note that the benchmark index methodology has changed over time while the Fund’s principal investment strategy has remained constant.

2. COMMENT: The Funds filed its 2012 year-end Form N-SAR on February 27, 2013. The PricewaterhouseCoopers LLP report on internal controls filed with Form N-SAR is incorrectly dated as of February 20, 2012. Please correct the date on the letter and re-file Form N-SAR with the SEC.

RESPONSE: PricewaterhouseCoopers LLP corrected their internal control letter with the date of February 20, 2013. An amended Form N-SAR was filed on May 1, 2013.

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We trust that the above adequately addresses your comments and concerns. Please do not hesitate to contact the undersigned at 415-274-9446 if you have any questions concerning the foregoing.

Sincerely,

/s/ David H. Longhurst

David H. Longhurst

Treasurer

Dodge & Cox Funds